Exhibit 12.2

EXHIBIT 12.2
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2004	2005	2006	2007	2008
Fixed Charges and Preferred Stock Dividends:

Interest	$ 71	$ 77	$ 102	$ 105	$ 107

Interest portion of annual rentals	2	3	3	3	1

Total fixed charges	73	80	105	108	108

Preferred stock dividends (1)	8	6	8	7	7

Combined fixed charges and preferred stock dividends for purpose of ratio	$ 81	$ 86	$ 113	$ 115	$ 115

Earnings:

Pretax income from continuing operations	$ 361	$ 356	$ 394	$ 423	$ 505

Total fixed charges (from above)	73	80	105	108	108

Less: Minority interest	-	-	-	17	54

Less: Interest capitalized	1	1	1	3	13

Total earnings for purpose of ratio	$ 433	$ 435	$ 498	$ 511	$ 546

Ratio of earnings to combined fixed charges and preferred stock dividends	5.35	5.06	4.41	4.44	4.75

Ratio of earnings to fixed charges	5.93	5.44	4.74	4.73	5.06

(1) In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.